SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             .

Commission file number 1-9810.

A. Full title of the plan:

Owens & Minor 401(k) Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Owens & Minor, Inc.

4800 Cox Road

Glen Allen, Virginia 23060

OWENS & MINOR, INC.

401(k) SAVINGS AND RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

The Board of Directors

Owens & Minor, Inc.:

We have audited the accompanying statements of assets available for benefits of the Owens & Minor 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Owens & Minor 401(k) Savings and Retirement Plan as of December 31, 2003 and 2002, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG, LLP

Richmond, Virginia

June 11, 2004

OWENS & MINOR

401(k) SAVINGS AND RETIREMENT PLAN

Statements of Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Investments at fair value:
Mutual funds	$41,403,615	30,808,332
Common collective trust funds	30,631,493	27,137,436
Common stock	4,809,333	3,315,822
Participant loans	2,754,410	2,514,937
Cash equivalents	65,456	52,956

Total investments	79,664,307	63,829,483

Receivables:
Participant contributions	243,611	—
Employer contributions	1,421,964	1,174,155
Dividends and interest	10,059	14,182

Total receivables	1,675,634	1,188,337

Assets available for benefits	$81,339,941	65,017,820

See accompanying notes to financial statements.

OWENS & MINOR

401(k) SAVINGS AND RETIREMENT PLAN

Statements of Changes in Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions to assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$10,723,078	(7,729,546)
Interest	164,421	189,033
Dividends	461,852	496,965

	11,349,351	(7,043,548)

Contributions:
Employer	3,529,934	3,128,121
Participant	5,873,770	5,441,097

	9,403,704	8,569,218

Total additions	20,753,055	1,525,670

Deductions from assets attributed to:
Benefits paid to participants	4,404,834	4,006,156
Administrative expenses	26,100	14,065

Total deductions	4,430,934	4,020,221

Net increase (decrease)	16,322,121	(2,494,551)

Assets available for benefits:
Beginning of year	65,017,820	67,512,371

End of year	$81,339,941	65,017,820

See accompanying notes to financial statements.

OWENS & MINOR

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

1)	Summary of Significant Provisions of the Plan

The following brief description of the Owens & Minor 401(k) Savings and Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

(a)	General

The Plan is a defined contribution plan that is available to substantially all full-time and certain part-time teammates of Owens & Minor, Inc. (the Employer) who have completed one month of service and have attained age 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Contributions

The Plan allows participants to contribute up to 50% of their eligible compensation, with the Employer matching 50% of the first 6% of compensation that a participant contributes to the Plan. Also under the Plan, the Employer contributes 1% of compensation (subject to certain limitations as defined in the plan document) to each participant employed on the last day of the plan year who has worked at least 1,000 hours during the year. The Employer may increase or decrease its contributions by providing notice of the change to the participants no later than 90 days prior to the beginning of the plan year in which the change will take effect.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution and an allocation of earnings thereon. Allocations are based on account balances as defined by the Plan. Forfeited balances of terminated participants’ nonvested accounts are used to reduce current year employer contributions. Employer contributions were reduced by approximately $50,300 and $60,000 from forfeited nonvested accounts in 2003 and 2002, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Investment Options

Participants in the Plan currently have 12 investment options available to them with respect to how their participant and employer contributions are invested. Participants can elect to have contributions allocated in 1% increments to the following funds or investment funds: Owens & Minor, Inc. common stock fund, five collective trust funds, and six mutual funds. These options provide for a range of investment objectives, including growth, growth and income, and income and capital stability. Investment in the Owens & Minor, Inc. common stock fund is limited to 20% of the employee’s account balance.

(e)	Vesting and Withdrawals

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Employer matching contributions and the earnings on those contributions are fully vested after one year of credited service, while the employer 1% contributions are fully vested after five years of credited service. The Plan allows certain terminated participants to become 100% vested in their account.

OWENS & MINOR

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account or payment in annual installments not to extend past the lives or life expectancies of the participant and spouse as determined in accordance with Internal Revenue Code (IRC) Section 401(a)(9)(A). In the case of hardship, a participant may apply for a distribution as described in the Plan agreement.

(f)	Participant Loans

Participants may borrow from their vested interests in the Plan for a minimum of $1,000 and a maximum of 50% of their vested balance or $50,000, whichever is less.

A loan’s term may not exceed five years or 15 years if the proceeds are used exclusively to purchase a principal residence. The interest rate charged is the Prime Rate plus 1%.

(g)	Interfund Transfers

Under the provisions of the Plan, a participant may elect to have the value of his or her participant account attributable to a particular investment fund liquidated and transferred to any of the other available investment funds in 1% increments.

(h)	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit distributions, which are recorded when paid. Contributions to the Plan and interest and dividend income are recognized as earned; administrative expenses are recognized when incurred; and realized gains and losses and unrealized appreciation and depreciation of investments are recognized as they occur.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

OWENS & MINOR

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(c)	Investments

The Plan’s investments are stated at fair value. The values of investments stated at fair value are determined based upon quoted market prices, except for participant loans receivable, which are valued at cost, which approximates fair value. Purchases and sales are recorded on a settlement date basis. The recording of these transactions on a trade date basis would not have a material impact on the accompanying financial statements. Cost of investments sold is determined on the first-in, first-out (FIFO) method. The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for benefits.

(d)	Administrative Expenses

Substantially all of the administrative expenses are paid by the Plan.

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s assets:

	December 31,
Description	2003	2002
Mutual funds:
AXP New Dimensions Fund, 989,973 and 961,030 shares, respectively	$23,640,563	18,519,051
PIMCO Total Return II Fund, 460,142 and 466,889 shares, respectively	4,748,662	4,794,954
AXP Blue Chip Advantage Fund, 530,877 and 424,834 shares, respectively	4,162,078	2,629,725
Common collective trust funds:
American Express Trust Income Medium-Term Horizon Fund, 258,550 and 248,291 shares, respectively	5,975,613	4,965,573
American Express Trust Income II Fund, 823,059 and 834,249 shares, respectively	19,617,620	19,145,182
Common stock:
Owens & Minor, Inc., 219,504 and 201,938 shares, respectively	4,809,333	3,315,822

During 2003 and 2002, the Plan’s investments (including investments bought, sold, as well as held during these years) appreciated (depreciated) in value as follows:

	2003	2002
Mutual funds	$7,183,910	(7,262,041)
Common collective trust funds	2,391,933	(85,750)
Common stock	1,147,235	(381,755)

	$10,723,078	(7,729,546)

OWENS & MINOR

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(4)	Federal Income Taxes

In a determination letter dated October 15, 2002, the Internal Revenue Service (IRS) has ruled that the Plan is a qualified trust under Sections 401(a) and 401(k) of the IRC and is exempt from taxation under the provisions of Section 501(a). The letter states that the Plan complies in form with the series of tax law changes collectively referred to as GUST. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan administrator believes that the Plan has been operated in accordance with applicable requirements of the IRC.

Under present federal income tax laws and regulations, participants will not be taxed on employer contributions allocated to their accounts or on investment earnings on such contributions or investment earnings on their own contributions at the time such contributions and investment earnings are received by the trustee under the Plan; but they may be subject to tax thereon at such time as they receive actual distributions from the Plan. Under normal circumstances, the Plan will not be taxed on its dividend and interest income or any capital gains realized by it or any unrealized appreciation on investments.

(5)	Related Party Transactions

The Plan owned 219,504 shares of Owens & Minor, Inc. common stock as of December 31, 2003, with a cost basis of $2,836,619 and a fair value of $4,809,333. During 2003, 20,399 shares of Owens & Minor, Inc. common stock were purchased at a total cost of $395,087 and 2,833 shares, with a cost basis of $30,303, were sold for $49,029.

As of December 31, 2002, the Plan owned 201,938 shares of Owens & Minor, Inc. common stock with a cost basis of $2,471,835 and a fair value of $3,315,822. During 2002, 22,417 shares of Owens & Minor, Inc. common stock were purchased at a total cost of $374,909 and 6,878 shares, with a cost basis of $73,569, were sold for $125,678. Because Owens & Minor is the plan sponsor, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of common collective and mutual funds managed by American Express Trust Company (American Express). American Express is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $3,628 and $4,719 for the years ended December 31, 2003 and 2002, respectively.

Schedule

OWENS & MINOR

401(k) SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value (face amount, number of shares, or units)	Fair value
* Common stock – Owens & Minor, Inc.	219,504 shares of common stock	$4,809,333

Mutual funds:
* AXP funds	989,973 units of New Dimensions Fund	23,640,563
PIMCO funds	460,142 units of Total Return II Fund	4,748,662
* AXP funds	530,877 units of Blue Chip Advantage Fund	4,162,078
AIM funds	147,746 units of Constellation Fund	3,178,013
Franklin Templeton Investments	102,200 units of Small Cap Growth Fund	3,088,491
Franklin Templeton Investments	243,027 units of Foreign Fund	2,585,808

Common collective trust funds:
* American Express Trust Company	41,776 units of Income Short-Term Horizon Fund	800,886
* American Express Trust Company	258,550 units of Income Medium - Term Horizon Fund	5,975,613
* American Express Trust Company	118,215 units of Income Long-Term Horizon Fund	2,790,946
* American Express Trust Company	823,059 units of Income II Fund	19,617,620
* American Express Trust Company	45,593 units of Equity Index II Fund	1,446,428
* Cash equivalents - American Express Trust Company	65,456 units of Money Market I Fund	65,456
* Participant loans	Notes receivable, interest rates ranging from 5.00% – 10.50% with up to five years maturity	2,754,410

		$79,664,307

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

Form 11-K

Exhibit Index

Exhibit	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Owens & Minor 401(k) Savings and Retirement Plan

Date June 24, 2004	/s/ Erika T. Davis
Erika T. Davis
Senior Vice President, Human Resources
Plan Administrator